Exhibit 99.2

PRESS RELEASE
For immediate release

NOUVEAU MONDE ANNOUNCES FILING OF A prospectus supplement FOR AT-THE-MARKET Offering

MONTRÉAL, QUÉBEC, JANUARY 21, 2022 – Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (TSXV: NOU; NYSE: NMG; Frankfurt: NM9A) is pleased to announce that it has filed a prospectus supplement establishing a new at-the-market equity offering (the “ATM Offering”). Canaccord Genuity is acting as lead agent for the ATM Offering and B. Riley and Roth Capital Partners are acting as co-agents (collectively, the “Agents”). The ATM Offering will allow the Company to offer for sale and issue up to US$75 million (or the equivalent in Canadian dollars) of common shares of the Company (the “Common Shares”) from time to time, at the Company's discretion. Any sales of Common Share under the ATM Offering will be made through "at-the-market distributions" as defined in Regulation 44-102 respecting Shelf Distributions, including sales made directly on the TSX Venture Exchange or the New York Stock Exchange or on any other trading market for the Common Shares in Canada or the United States. The Common Shares will be distributed at the market prices prevailing at the time of the sale. The Company is not obligated to make any sales of Common Shares under the ATM Offering.

The net proceeds of the ATM Offering are expected to be used for the development of the Matawinie graphite mine and the Bécancour battery material plant, and for general working capital and corporate expense needs.

Distributions of the Common Shares through the ATM Offering will be made pursuant to the terms of an equity distribution agreement dated January 21, 2022 (the “Distribution Agreement”) by and among the Company and the Agents, pursuant to which the Company may distribute Common Shares under the ATM Offering from time to time through the Agents, in accordance with the terms of the Distribution Agreement.

A prospectus supplement (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated May 19, 2021, as amended by the Amendment No. 1 dated January 19, 2022 (the "Base Shelf Prospectus") has been filed with the securities commissions or securities regulatory authorities in each of the provinces of Canada, and with the United States Securities and Exchange Commission (the "SEC") as part of the Company's registration statement Form F-10 (the "Registration Statement") under the United States/Canada multijurisdictional disclosure system. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the ATM Offering. Prospective investors should read the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and the other documents the Company has filed for more complete information about the Company and the ATM Offering before making an investment decision.

The Prospectus Supplement filed in Canada (together with the related Base Shelf Prospectus) and the Distribution Agreement will be available on SEDAR at www.sedar.com. The Prospectus Supplement filed in the United States (together with the Registration Statement) will be available on the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities being offered and the contents of this press release have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability.www.NMG.com

Contact

Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to, statements regarding the timing and completion of the ATM Offering, the expected use of proceeds of the ATM Offering and those statements which are discussed under the “About Nouveau Monde” paragraph which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including that the ATM Offering distributions will be completed, if applicable, on favourable terms and that the proceeds from the ATM Offering distributions, will be utilized by Nouveau Monde as currently expected, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, general business and economic conditions, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks, general business risks and other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC’s website at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available on the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at:  www.NMG.com.